Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Chemtura Corporation:

We consent to incorporation by reference in the Registration Statements (Nos. 33-48806 and 333-66033) on Form S-8 of Chemtura Corporation of our report dated June 29, 2006, relating to the statements of net assets available for plan benefits (modified cash basis) of the Crompton Corporation Employee Savings Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended, and the related schedule, included in this annual report on Form 11-K.

Stamford, Connecticut
June 29, 2006